Dreyfus
High Yield Shares

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus High Yield Shares, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that manages the fund.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, and higher commodity prices suggest that inflationary pressures may be rising over the near term. On the other hand, lackluster job growth, low capacity utilization and greater worker productivity should help to keep a lid on inflation over the longer term. The probable result of these conflicting market forces, in our judgment, is a U.S. bond market that trades primarily within a relatively well-defined range and favors higher-quality bonds, but that may occasionally overshoot in both directions.

In uncertain markets such as these, the fixed-income investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy your income and capital preservation needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus High Yield Shares perform during the period?

For the 12-month period ended October 31, 2004, the fund achieved a total return of 11.97% and distributed income dividends totaling $1.123 per share.[1] The fund's benchmark, the Merrill Lynch High Yield Master II Index (the "Index"), achieved a total return of 12.19% for the same period.[2] In addition, the Lipper High Current Yield Funds category average, in which the fund is reported, achieved an 11.03% total return for the same period.[3]

Corporate bond prices were little changed over the fund's fiscal year, and returns were derived mainly from income. Investors generally responded to cautiously higher valuations and, later in the reporting period, concerns regarding weaker-than-expected economic data. The fund's return was in line with its benchmark and Lipper category average.

What is the fund's investment approach?

The fund seeks maximum total return, consistent with the preservation of capital and prudent investment management, by investing in high-yield bonds, commonly known as "junk bonds." To pursue its goal, the fund invests at least 80% of its assets in high-yield securities issued by U.S. and foreign entities. These may include corporate debt securities, including convertible securities and corporate commercial paper; structured notes, including high-grade or "indexed" securities, catastrophe bonds and loan participations; zero-coupon securities; and debt securities issued by state or local governments and their agencies, authorities and other instrumentalities.

When choosing securities, we seek to capture the higher yields offered by high-yield bonds. Our investment process is based on security-specific credit research to seek out companies with improving business fundamentals. We look at a variety of factors, including the company's financial strength, the state of the industry or sector, the company's management and whether there is sufficient equity value in the company.

What other factors influenced the fund's performance?

The U.S. economy generally strengthened over the reporting period, leading to improved business conditions for many corporate bond issuers. During the first quarter of 2004, however, the economy generally recovered more slowly than investors had expected, and inflationary pressures remained low. As a result, bond prices generally showed little change over the reporting period's first half.

However, the U.S. economy appeared to gain momentum during the spring of 2004, when surprisingly strong labor statistics and higher energy prices suggested that long-dormant inflationary pressures might be resurfacing. Although rising inflation concerns led to sharply lower prices for U.S. Treasury securities and other areas of the bond market that tend to be more sensitive to changing interest rates, high-yield corporate bonds held more of their value as investors continued to look forward to better business conditions and a strengthening economy.

To forestall a potential acceleration of inflation, the Federal Reserve Board (the "Fed") raised its target for short-term interest rates three times during the second half of the reporting period, driving the overnight federal funds rate to 1.75% during the reporting period. These rate hikes represented the Fed's first moves toward higher interest rates in more than four years. However, new economic data released during the summer of 2004 proved generally disappointing. Investors' inflation fears began to wane and the more interest-rate-sensitive areas of the U.S. bond market rallied later in the reporting period, while prices of high-yield corporate bonds remained relatively flat.

In this environment, we attempted to balance the fund's positions in longer-term, lower-rated corporate bonds with holdings of shorter-term, relatively higher-quality high-yield bonds. This "barbell" portfolio structure was designed to help the fund participate in the income and potential gains of lower-rated credits while attempting to manage risks through higher-quality, shorter-term positions.

The fund received particularly strong contributions to performance during the reporting period from its holdings in the chemicals industry, such as Resolution Performance Products/Capital, which generally benefited from rising demand from manufacturers around the world. In addition, the fund received good results from some of its holdings in the energy and utilities sectors, including Allegheny Energy Supply. The fund also received positive contributions to performance from a number of bonds that investors previously considered "distressed" credits.

Good results from these positions were partially offset by disappointing returns from others. For example, energy company Calpine was hurt by deteriorating business fundamentals, and Paxson Communications suffered when legislative developments potentially derailed its plans to merge with General Electric.

What is the fund's current strategy?

At the end of the reporting period, we believed that high-yield bond prices became more fully valued compared to historical norms. To avoid the full brunt of potential market volatility among lower-rated bonds, we recently have modestly upgraded the fund's overall credit quality, increasing holdings of traditionally higher-quality participants in the high-yield marketplace, such as members of the gaming industry. We believe that such selectivity is now likely to be a more important factor in achieving success in the high-yield bond market.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year to maturity.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



14,500 —

Dreyfus High Yield Shares ————

Merrill Lynch High Yield
Master II Index†   ·········

13,500 —

$14,358

12,500 —

$13,249

Dollars

11,500 —

10,500 —

9,500 —

8,500 —

6/10/02   02   03   04

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus High Yield Shares and the
Merrill Lynch High Yield Master II Index

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	From Inception
Fund	**6/10/02**	**11.97%**	**16.27%**

†   Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Dreyfus High Yield Shares on 6/10/02 (inception date) to a
$10,000 investment made in the Merrill Lynch High Yield Master II Index (the "Index") on that date. All dividends
and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an
unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with
at least $100 million par amounts outstanding and greater than or equal to one year to maturity. The Index does
not take into account charges, fees and other expenses. Further information relating to fund performance, including
expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere
in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

No expenses or fees are borne by the fund persuant to contractual arrangements under which the fund itself is not charged any expenses or fees. Shares of the fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers (financial representatives). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative, which is not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus High Yield Shares from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,066.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,025.14

† *Expenses are equal to the fund's annualized expense ratio of .00%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Bonds and Notes—82.3%	Principal Amount ($)		Value ($)
Advertising—.2%			
RH Donnelley Financial:			
Sr. Notes, 8.875%, 2010	9,000	a	10,260
Sr. Sub. Notes, 10.875%, 2012	8,000	a	9,820
			20,080
Aerospace & Defense—.7%			
Argo-Tech,			
Sr. Notes, 9.25%, 2011	20,000	a	21,900
BE Aerospace,			
Sr. Sub. Notes, Ser. B, 8.875%, 2011	25,000	b	26,425
K&F Industries,			
Sr. Sub. Notes, Ser. B, 9.625%, 2010	13,000		15,145
			63,470
Agricultural—.1%			
Seminis Vegetable Seeds,			
Sr. Sub. Notes, 10.25%, 2013	10,000		**11,250**
Airlines—.7%			
Delta Airlines,			
Pass-Through Ctfs.,			
Ser. 2001-1, Cl. B, 7.711%, 2011	24,000		16,107
Northwest Airlines:			
Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015	24,665		19,988
Sr. Notes, 10%, 2009	35,000		24,150
United Airlines,			
Enhanced Pass-Through Ctfs., Ser. 1997-1A, 2.02%, 2049	10,848	c	8,625
			68,870
Automotive Manufacturing—.3%			
Navistar International,			
Sr. Notes, 7.5%, 2011	22,000	b	**23,870**
Automotive, Trucks & Parts—1.1%			
Airxcel,			
Sr. Sub. Notes, Ser. B, 11%, 2007	33,000		33,000
Collins & Aikman Products:			
Sr. Notes, 10.75%, 2011	33,000	b	33,082
Sr. Notes, 12.875%, 2012	31,000	a,b	26,970
HLI Operating,			
Sr. Notes, 10.5%, 2010	3,000	b	3,210
United Components,			
Sr. Sub. Notes, 9.375%, 2013	9,000	b	9,810
			106,072

Bonds and Notes (continued)	Principal Amount ($)		Value ($)
Building & Construction−.8%			
Atrium Cos.,			
Sr. Sub. Notes,			
Ser. B, 10.5%, 2009	14,000		14,770
Owens Corning:			
Debs., 7.5%, 2018	30,000	c	14,850
Notes, 7%, 2009	25,000	c	12,375
THL Buildco,			
Sr. Sub. Notes, 8.5%, 2014	23,000	a	24,495
WCI Communities,			
Sr. Sub. Notes, 10.625%, 2011	13,000		14,690
			81,180
Chemicals−5.4%			
Crompton,			
Sr. Notes, 9.875%, 2012	54,000	a,b	59,805
HMP Equity,			
Sr. Discount Notes, 0%, 2008	31,000		20,150
Huntsman,			
Secured Notes, 11.625%, 2010	32,000		37,880
Huntsman ICI Chemicals,			
Sr. Sub. Notes, 10.125%, 2009	108,000		113,940
Nalco,			
Sr. Sub. Notes, 8.875%, 2013	64,000		70,480
OM Group,			
Sr. Sub. Notes, 9.25%, 2011	59,000		62,024
Resolution Performance Products,			
Sr. Secured Notes, 8%, 2009	10,000	b	10,400
Rhodia:			
Sr. Notes, 7.625%, 2010	49,000	b	48,265
Sr. Notes, 10.25%, 2010	49,000	b	53,410
Sr. Sub Notes, 8.875%, 2011	32,000	b	30,080
Rockwood Specialties,			
Sr. Sub. Notes, 10.625%, 2011	18,000		20,070
			526,504
Commercial Services−.4%			
Brickman,			
Sr. Sub. Notes, Ser. B, 11.75%, 2009	13,000		15,080
United Rentals,			
Sr. Sub. Notes, 7.75%, 2013	28,000	b	27,230
			42,310

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Consumer Products−.8%		
Ames True Temper,		
Sr. Sub. Notes, 10%, 2012	21,000 a	22,575
Amscan,		
Sr. Sub. Notes, 8.75%, 2014	27,000 a	27,270
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	30,000 b	31,725
		81,570
Diversified Financial Services−1.4%		
BCP Caylux Holdings Luxembourg SCA,		
Sr. Sub. Notes, 9.625%, 2014	50,000 a,b	56,250
FINOVA,		
Notes, 7.5%, 2009	29,260	13,459
Stena,		
Sr. Notes, 7.5%, 2013	13,000	13,617
Trump Casino Holdings/Funding,		
First Priority Mortgage Notes,		
12.625%, 2010	52,000	55,640
		138,966
Electric Utilities−5.7%		
Allegheny Energy Statutory Trust 2001:		
Secured Notes, 10.25%, 2007	44,758 a	51,695
Secured Notes, 10.25%, 2007	1,241 a	1,359
Allegheny Energy Supply:		
Bonds, 8.25%, 2012	102,000 a,b	115,515
Notes, 7.8%, 2011	14,000 b	15,505
CMS Energy,		
Sr. Notes, 9.875%, 2007	37,000	41,718
Calpine:		
Secured Notes, 8.5%, 2010	132,000 a,b	97,680
Secured Notes, 8.75%, 2013	37,000 a,b	27,010
Secured Notes, 9.875%, 2011	28,000 a	21,140
Calpine Generating:		
Secured Notes, 7.75%, 2010	14,000 a,b,d	13,440
Secured Notes, 11.17%, 2011	3,000 a,d	2,685
Mirant,		
Sr. Notes, 7.4%, 2004	28,000 a,b,c	18,620
Nevada Power:		
First Mortgage Notes, 6.50%, 2012	7,000	7,315
Mortgage, Bonds		
Ser. A, 8.25%, 2011	18,000	20,610
Notes, Ser. E, 10.875%, 2009	16,000	18,880

Bonds and Notes (continued)	Principal Amount($)	Value ($)
Electric Utilities (continued)		
Reliant Energy:		
Sr. Secured, Notes, 9.25%, 2010	44,000	49,060
Sr. Secured Notes, 9.5%, 2013	20,000	22,600
Sierra Pacific Resources,		
Sr. Notes, 8.625%, 2014	29,000	33,060
		557,892
Electrical & Electronics−.9%		
Dresser,		
Sr. Sub. Notes, 9.375%, 2011	25,000	27,875
Fisher Scientific International,		
Sr. Sub. Notes, 8%, 2013	31,000	35,108
Imax,		
Sr. Notes, 9.625%, 2010	13,000 [a]	13,260
Rayovac,		
Sr. Sub. Notes, 8.5%, 2013	6,000	6,615
		82,858
Entertainment−.9%		
Argosy Gaming,		
Sr. Sub. Notes, 9%, 2011	21,000	23,782
Bally Total Fitness,		
Sr. Notes, 10.5%, 2011	36,000	35,190
Intrawest,		
Sr. Notes, 7.5%, 2013	2,000	2,150
Six Flags,		
Sr. Notes, 9.625%, 2014	27,000	25,920
		87,042
Environmental Control−3.4%		
Allied Waste:		
Sr. Notes, Ser. B, 6.375%, 2011	64,000	60,640
Sr. Notes, Ser. B, 8.5%, 2008	55,000	58,025
Sr. Notes, Ser. B, 8.875%, 2008	94,000	100,110
Sr. Notes, Ser. B, 9.25%, 2012	67,000 [b]	72,695
Geo Sub,		
Sr. Notes, 11%, 2012	14,000 [a]	13,510
Imco Recycling Escrow		
Notes, 9%, 2014	4,000 [a]	4,000
Synagro Technologies,		
Sr. Sub. Notes, 9.5%, 2009	13,000 [b]	13,943
Waste Services,		
Sr. Sub. Notes, 9.5%, 2014	15,000 [a,b]	14,175
		337,098

Bonds and Notes (continued)	Principal Amount($)	Value ($)
Food & Beverages−1.8%		
Agrilink Foods,		
Sr. Sub. Notes, 11.875%, 2008	3,000	3,142
Corn Products International:		
Sr. Notes, 8.25%, 2007	15,000	16,613
Sr. Notes, 8.45%, 2009	15,000	17,250
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	28,000	31,710
Dole Food:		
Debs., 8.75%, 2013	9,000 [b]	10,170
Sr. Notes, 8.625%, 2009	12,000	13,350
Sr. Notes, 8.875%, 2011	18,000	20,025
Land O'Lakes,		
Sr. Notes, 8.75%, 2011	51,000 [b]	47,430
National Beef Packing,		
Sr. Notes, 10.5%, 2011	12,000	12,360
		172,050
Gaming & Lodging−4.1%		
Inn of the Mountain Gods Resort & Casino,		
Sr. Notes, 12%, 2010	44,000	51,260
Isle of Capri Casinos,		
Sr. Sub. Notes, 9%, 2012	15,000	16,875
John Q Hamons Hotels/Finance,		
Sr. Mortgage Notes, Ser. B, 8.875%, 2012	25,000	28,875
Kerzner International,		
Sr. Sub. Notes, 8.875%, 2011	20,000	22,150
MGM Mirage,		
Sr. Notes, 8.5%, 2010	25,000	28,875
Mandalay Resort:		
Sr. Notes, 6.5%, 2009	24,000	25,380
Sr. Sub. Notes, Ser. B, 10.25%, 2007	50,000	57,250
Mohegan Tribal Gaming Authority,		
Sr. Sub. Notes, 6.375%, 2009	25,000	26,313
Park Place Entertainment:		
Sr. Sub. Notes, 7.875%, 2010	15,000	17,269
Sr. Sub. Notes, 8.875%, 2008	30,000	34,612
Resorts International Hotel and Casino,		
First Mortgage, 11.5%, 2009	46,000	53,245

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Gaming & Lodging (continued)		
Turning Stone Casino Entertainment,		
Sr. Notes, 9.125%, 2010	21,000 a	22,890
Wynn Las Vegas,		
Second Mortgage, 12%, 2010	14,000 b	17,570
		402,564
Health Care−3.5%		
Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	14,000 a	15,067
Extendicare Health Services,		
Sr. Sub. Notes, 9.5%, 2010	11,000	12,430
Hanger Orthopedic,		
Sr. Notes, 10.375%, 2009	41,000 b	41,410
Healthsouth:		
Sr. Notes, 6.875%, 2005	13,000	13,130
Sr. Notes, 7%, 2008	39,000	39,000
Mariner Health Care,		
Sr. Sub. Notes, 8.25%, 2013	17,000 a	19,380
Province Healthcare,		
Sr. Sub. Notes, 7.5%, 2013	27,000	30,645
Tenet Healthcare:		
Notes, 7.375%, 2013	72,000 b	68,400
Sr. Notes, 9.875%, 2014	59,000 a,b	62,098
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	41,000	42,230
		343,790
Machinery−.8%		
Case New Holland:		
Sr. Notes, 6%, 2009	14,000 a	14,070
Sr. Notes, 9.25%, 2011	18,000 a,b	20,610
Sr. Notes, 9.25%, 2011	12,000 a	13,740
Terex,		
Sr. Sub. Notes, Ser. B, 10.375%, 2011	25,000 b	28,250
		76,670
Manufacturing−1.3%		
Hexcel,		
Sr. Sub. Notes, 9.75%, 2009	46,000	48,645

Bonds and Notes (continued)	Principal Amount($)	Value ($)
Manufacturing (continued)		
JB Poindexter & Co.,		
Sr. Notes, 8.75%, 2014	33,000 a	35,475
MAAX,		
Sr. Sub. Notes, 9.75%, 2012	7,000 a	7,560
Polypore:		
Sr. Discount Note, 0/10.50%, 2012	31,000 a,e	20,228
Sr. Sub. Notes, 8.75%, 2012	17,000 a	17,850
		129,758
Media−10.1%		
Adelphia Communications,		
Sr. Notes, Ser. B, 7.75%, 2009	26,000 c	21,905
CBD Media,		
Sr. Notes, 9.25%, 2012	16,000 a,b	16,136
CSC,		
Sr. Notes, 6.75%, 2012	109,000 a	113,360
Charter Communications Holdings/Capital:		
Sr. Discount Notes, 0/11.75%, 2011	22,000 e	14,300
Sr. Notes, 8.75%, 2013	75,000	75,187
Sr. Notes, 10.25%, 2010	51,000 b	53,295
Sr. Notes, 10.75%, 2009	150,000	127,500
Dex Media East Finance:		
Notes, Ser. B, 12.125%, 2012	50,000	62,375
Sr. Notes, 9.875%, 2009	3,000	3,465
Dex Media West Finance,		
Sr. Sub. Notes,		
Ser. B, 9.875%, 2013	75,000	89,062
Granite Broadcasting,		
Sr. Notes, 9.75%, 2010	26,000	24,115
Gray Television,		
Sr. Sub. Notes, 9.25%, 2011	6,000	6,788
Kabel Deutschland,		
Sr. Notes, 10.625%, 2014	75,000 a	84,375
LBI Media,		
Sr. Discount Notes, 0/11%, 2013	19,000 e	13,894
Lodgenet Entertainment,		
Sr. Sub. Deb., 9.5%, 2013	5,000	5,488
Nexstar Finance:		
Sr. Sub. Notes, 7%, 2014	44,000	43,340
Sr. Discount Notes, 0/11.375%, 2013	36,000 e	27,900

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Media (continued)		
Paxson Communications,		
Sr. Sub. Notes, 10.75%, 2008	50,000 [b]	50,625
Salem Communications,		
Sr. Sub. Notes, Ser. B, 9%, 2011	35,000	38,675
Spanish Broadcasting System,		
Sr. Sub. Notes, 9.625%, 2009	68,000	71,655
Young Broadcasting:		
Sr. Sub. Notes, 8.75%, 2014	36,000	35,100
Sr. Sub. Notes, 10%, 2011	10,000	10,550
		989,090
Mining & Metals—1.5%		
AK Steel:		
Sr. Notes, 7.75%, 2012	56,000 [b]	56,980
Sr. Notes, 7.875%, 2009	14,000 [b]	14,280
CSN Islands VIII,		
Sr. Notes, 10%, 2015	23,000 [a]	23,489
Consol Energy,		
Notes, 7.875%, 2012	42,000	47,670
		142,419
Oil & Gas—4.0%		
Coastal:		
Notes, 7.625%, 2008	68,000 [b]	70,720
Notes, 7.75%, 2010	70,000 [b]	72,800
Sr. Deb., 6.5%, 2008	14,000	14,070
El Paso Production,		
Sr. Notes, 7.75%, 2013	30,000	31,425
Hanover Compressor:		
Sr. Notes, 9%, 2014	21,000	23,520
Sr. Sub. Notes, 8.625%, 2010	13,000 [b]	14,365
Hanover Equipment Trust,		
Sr. Secured Notes, Ser. B, 8.75%, 2011	62,000	68,820
McMoRan Exploration:		
Sr. Notes, 5.25%, 2011	16,000 [a,b]	18,180
Sr. Notes, 6%, 2008	61,000 [a]	77,013
		390,913
Packaging & Containers—1.6%		
Jefferson Smurfit,		
Sr. Notes, 8.25%, 2012	15,000	16,725

Bonds and Notes (continued)	Principal Amount($)	Value ($)
Packaging & Containers (continued)		
Owens-Brockway:		
Sr. Notes, 8.25%, 2013	5,000	5,525
Sr. Secured Notes, 7.75%, 2011	15,000 b	16,388
Sr. Secured Notes, 8.75%, 2012	2,000	2,265
Sr. Secured Notes, 8.875%, 2009	15,000	16,537
Pliant:		
Sr. Secured Discount Notes, 0/11.125%, 2009	21,000 e	18,795
Sr. Secured Notes, 11.125%, 2009	6,000	6,480
Sr. Sub. Notes, 13%, 2010	13,000 b	12,187
Stone Container:		
Sr. Notes, 8.375%, 2012	9,000	9,990
Sr. Notes, 9.75%, 2011	34,000	38,080
Tekni-Plex,		
Secured Notes, 8.75%, 2013	14,000 a,b	13,423
		156,395
Paper & Forest Products–1.7%		
Appleton Papers,		
Sr. Sub Notes, Ser. B, 9.75%, 2014	22,000 b	23,100
Buckeye Technologies,		
Sr. Notes, 8.5%, 2013	15,000	16,650
Georgia-Pacific:		
Sr. Notes, 7.375%, 2008	25,000	27,625
Sr. Notes, 8.875%, 2010	37,000	43,753
Sr. Notes, 9.375%, 2013	46,000	54,395
		165,523
Pipelines–2.4%		
ANR Pipeline,		
Notes, 8.875%, 2010	30,000	33,825
Dynegy:		
Secured Notes, 9.875%, 2010	73,000 a	83,311
Secured Notes, 10.125%, 2013	76,000 a	88,920
Southern Natural Gas,		
Notes, 8.875%, 2010	25,000	28,282
		234,338
Retail–.9%		
JC Penney,		
Sr. Notes, 8%, 2010	21,000	24,150
Remington Arms,		
Sr. Notes, 10.5%, 2011	5,000	4,450

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Retail (continued)		
Rite Aid:		
Sr. Secured Notes, 8.125%, 2010	15,000	16,088
Sr. Secured Notes, 12.5%, 2006	12,000 b	13,680
Saks,		
Sr. Notes, 7.5%, 2010	15,000	15,975
VICORP Restaurants,		
Sr. Notes, 10.5%, 2011	15,000	15,075
		89,418
Structured Index−15.5%		
Dow Jones CDX NA,		
Credit Linked Trust Ctfs.:		
Ser. 3-1, 7.75%, 2009	694,000 a,f	714,386
Ser. 3-2, 6.375%, 2009	777,000 a,f	802,253
		1,516,639
Technology−.4%		
AMI Semiconductor,		
Sr. Sub. Notes, 10.75%, 2013	16,000	18,840
Amkor Technology,		
Sr. Notes, 9.25%, 2008	25,000 b	24,125
		42,965
Telecommunications−8.5%		
American Towers:		
Sr. Notes, 7.125%, 2012	24,000 a	24,540
Sr. Notes, 9.375%, 2009	60,000	63,750
Sr. Sub. Notes, 7.25%, 2011	37,000	39,497
American Tower Escrow,		
Discount Notes, 0%, 2008	10,000	7,575
Crown Castle International:		
Sr. Notes, 7.5%, 2013	70,000	75,250
Sr. Notes, Ser. B, 7.5%, 2013	32,000	34,400
Sr. Notes, 9.375%, 2011	22,000	25,080
Sr. Notes, 10.75%, 2011	25,000 b	27,812
Dobson Cellular Systems,		
Secured Notes, 9.875%, 2012	8,000 a	8,000
Dobson Communications,		
Sr. Notes, 8.875%, 2013	13,000 b	8,807
Fairpoint Communications,		
Sr. Notes, 11.875%, 2010	6,000	6,930

Bonds and Notes (continued)	Principal Amount($)	Value ($)
Telecommunications (continued)		
Innova S de RL,		
Notes, 9.375%, 2013	23,000 [b]	25,702
MJD Communications,		
Floating Rate Notes, Ser. B, 6.4875%, 2008	70,000 [d]	69,300
Nextel Partners,		
Sr. Notes, 12.5%, 2009	14,000 [b]	16,082
Pegasus Satellite Communications,		
Sr. Notes, 12.375%, 2006	73,000 [c]	47,450
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	38,000 [a,d]	39,472
Bank Note, Ser. B, 6.95%, 2010	2,000 [a,d]	2,000
Qwest Services,		
Sr. Secured Notes, 13%, 2007	78,000 [a]	89,700
SBA Telecommunications,		
Sr. Discount Notes, 0/9.75%, 2011	88,000 [e]	74,580
Spectrasite,		
Sr. Notes, 8.25%, 2010	26,000	28,275
UbiquiTel Operating,		
Sr. Notes, 9.875%, 2011	24,000 [a]	26,100
US Unwired, Second Priority		
Sr. Secured Notes, Ser. B, 10%, 2012	37,000	40,237
Western Wireless,		
Sr. Notes, 9.25%, 2013	46,000	49,220
		829,759
Textiles & Apparel−.4%		
Dan River,		
Sr. Notes, 12.75%, 2009	28,000 [a,b,c]	5,740
Levi Strauss & Co.,		
Sr. Notes, 12.25%, 2012	31,000 [b]	32,163
		37,903
Transportation−1.0%		
CHC Helicopter,		
Sr. Sub. Notes, 7.375%, 2014	23,000	24,610
Gulfmark Offshore,		
Sr. Notes, 7.75%, 2014	29,000 [a,b]	30,595

Bonds and Notes (continued)	Principal Amount ($)		Value ($)
Transportation (continued)			
TFM, S.A. de C.V., Sr. Notes, 10.25%, 2007	41,000		43,255
			98,460
Total Bonds and Notes (cost $7,663,604)			**8,047,686**

Preferred Stocks—1.0%	Shares		Value ($)
Diversified Financial Services—.1%			
Williams Holdings Of Delaware, Cum. Conv., $2.75	90	a	**6,548**
Media—.9%			
Paxson Communications, Cum. Conv., $975	8.341	a	45,875
Spanish Broadcasting System, Cum. Conv., Ser. B, $107.5	41		44,779
			90,654
Total Preferred Stocks (cost $43,979)			**97,202**

Common Stocks—.0 %			
Chemicals—.0%			
Huntsman (warrants)	6	a,g	**1,803**
Oil & Gas—.0%			
Link Energy	3,881	g	**213**
Total Common Stocks (cost $53,163)			**2,016**

Other Investments—14.5%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,414,000)	1,414,000	h	**1,414,000**

Investment of Cash Collateral for Securities Loaned–17.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,687,270)	1,687,270 h	**1,687,270**
Total Investments (cost $10,862,016)	**115.1%**	**11,248,174**
Liabilities, Less Cash and Receivables	**(15.1%)**	**(1,476,611)**
Net Assets	**100.0%**	**9,771,563**

^a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At October 31, 2004, these securities amounted to $3,217,621 or 32.9% of net assets.*

^b *All or a portion of these securities are on loan. At October 31, 2004, the total market value of the fund's securities on loan is $1,618,560 and the total market value of the collateral held by the fund is $1,687,270.*

^c *Non-income producing—security in default.*

^d *Variable rate security—interest rate subject to periodic change.*

^e *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

^f *Security linked to a portfolio of debt securities.*

^g *Non-income producing.*

^h *Investments in affiliated money market mutual funds.*

Portfolio Summary†

	Value (%)		Value (%)
Corporate Bonds	66.8	Preferred Stocks	1.0
Money Market Investments	31.8		
Structured Index	15.5		**115.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,618,560)–Note 1(c):		
Unaffiliated issuers	7,760,746	8,146,904
Affiliated issuers	3,101,270	3,101,270
Cash		31,407
Dividends and interest receivable		185,919
Receivable for shares of Beneficial Interest subscribed		37,500
Receivable for investment securities sold		15,300
		11,518,300
Liabilities ($):		
Liability for securities loaned–Note 1(c)		1,687,270
Payable for investment securities purchased		59,467
		1,746,737
Net Assets ($)		**9,771,563**
Composition of Net Assets ($):		
Paid-in capital		9,116,154
Accumulated undistributed investment income–net		68,325
Accumulated net realized gain (loss) on investments		200,926
Accumulated net unrealized appreciation (depreciation) on investments		386,158
Net Assets ($)		**9,771,563**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		706,395
Net Asset Value, offering and redemption price per share ($)		**13.83**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Interest	630,930
Cash dividends:	
Unaffiliated issuers	9,963
Affiliated issuers	10,102
Income from securities lending	5,772
Total Income	**656,767**
Expenses;	
Management and Administration fee	32,080
Less—expenses waived—Note 3(a)	(32,080)
Net Expenses	**–**
Investment Income—Net	**656,767**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	207,881
Net realized gain (loss) on options transactions	(513)
Net realized gain (loss) on financial futures	(85)
Net realized gain (loss) on swap transactions	(2,098)
Net realized gain (loss) on forward currency exchange contracts	(185)
Net Realized Gain (Loss)	**205,000**
Net unrealized appreciation (depreciation) on investments	49,847
Net Realized and Unrealized Gain (Loss) on Investments	**254,847**
Net Increase in Net Assets Resulting from Operations	**911,614**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	656,767	583,486
Net realized gain (loss) on investments	205,000	301,575
Net unrealized appreciation (depreciation) on investments	49,847	773,272
Net Increase (Decrease) in Net Assets Resulting from Operations	**911,614**	**1,658,333**
Dividends to Shareholders from ($):		
Investment income−net	(643,290)	(576,662)
Net realized gain on investments	(304,948)	(27,185)
Total Dividends	**(948,238)**	**(603,847)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	2,482,783	81,358
Dividends reinvested	872,564	603,847
Cost of shares redeemed	(43,898)	(3,588)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**3,311,449**	**681,617**
Total Increase (Decrease) in Net Assets	**3,274,825**	**1,736,103**
Net Assets ($):		
Beginning of Period	6,496,738	4,760,635
End of Period	**9,771,563**	**6,496,738**
Undistributed investment income−net	68,325	53,523
Capital Share Transactions (Shares):		
Shares sold	182,039	6,036
Shares issued for dividends reinvested	64,396	47,147
Shares redeemed	(3,292)	(260)
Net Increase (Decrease) in Shares Outstanding	**243,143**	**52,923**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,		
	2004	2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	14.02	11.60	12.50
Investment Operations:			
Investment income−net[b]	1.12	1.33	.49
Net realized and unrealized gain (loss) on investments	.43	2.49	(1.08)
Total from Investment Operations	1.55	3.82	(.59)
Distributions:			
Dividends from investment income−net	(1.12)	(1.33)	(.31)
Dividends from net realized gain on investments	(.62)	(.07)	−
Total Distributions	(1.74)	(1.40)	(.31)
Net asset value, end of period	13.83	14.02	11.60
Total Return (%)[c]	11.97	34.71	(4.73)[d,e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.40	.40	.40
Ratio of net expenses to average net assets	.00	.00	.00
Ratio of net investment income to average net assets	8.19	10.20	3.50[d]
Portfolio Turnover Rate	126.87	337.85	198.61[d]
Net Assets, end of period ($ x 1,000)	9,772	6,497	4,761

[a] From June 6, 2002 (commencement of operations) to October 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.
[d] Not annualized.
[e] Calculated based on net asset value on the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus High Yield Shares (the "fund") is a separate non-diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with maximum total return consistent with the preservation of capital and prudent investment management. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

As of October 31, 2004, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 519,099 shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, and swaps) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments,

excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On October 29, 2004, the Board of Trustees declared a cash dividend of $.082 per share from undistributed investment income-net, payable on November 1, 2004 (ex-dividend date), to shareholders of record as of the close of business on October 29, 2004.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $214,218, undistributed capital gains $58,920 and unrealized appreciation $382,271.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003 were as follows: ordinary income $948,238 and $603,847, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment of foreign currency transactions, the fund increased accumulated undistributed investment income–net by $1,326 and decreased net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under either line of credit.

NOTE 3—Management fee, Administration fee and Other Transactions With Affiliates:

(a) The Board of Trustees approved a Management Agreement with the Manager under which the Manager serves as investment manager of the fund, and the fund does not pay a fee to the Manager for these services. The Board of Trustees also approved an Administration Agreement with the Distributor under which the Distributor serves as administrator, and the fund does not pay a fee to the Distributor for these services.

However, for financial reporting purposes only, the fund's statement of operations will reflect an imputed unitary fee for services provided to the fund, currently at a maximum annual rate of .40 of 1% of the value of the fund's average daily net assets. The operating expenses of the fund are the responsibility of the Distributor (not the fund).

(b) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and swap transactions during the period ended October 31, 2004, amounted to $10,958,246 and $8,850,648, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At October 31, 2004, there were no financial futures contracts outstanding.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At October 31, 2004, there were no forward currency exchange contracts outstanding.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. Net periodic interest payments to be received or paid are accrued daily and are recorded in net realized gain (loss) on swap transactions in the Statement of Operations. Credit default swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. At October 31, 2004, there were no credit default swaps outstanding.

Realized gains and losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At October 31, 2004, the cost of investments for federal income tax purposes was \$10,865,903; accordingly, accumulated net unrealized appreciation on investments was \$382,271, consisting of \$547,680 gross unrealized appreciation and \$165,409 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus High Yield Shares

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus High Yield Shares (one of the funds comprising Dreyfus Fixed Income Securities) as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of October 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus High Yield Shares at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 9, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates .93% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $9,963 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

———————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

———————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

———————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since May 2002.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since May 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since May 2002.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 27 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since May 2002.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JEFF PRUSNOFSKY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since May 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

KENNETH J. SANDGREN, Assistant Treasurer since May 2002.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
High Yield Shares

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0753AR1004

Dreyfus
Mortgage Shares

ANNUAL REPORT October 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Mortgage Shares, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that manages the fund.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, and higher commodity prices suggest that inflationary pressures may be rising over the near term. On the other hand, lackluster job growth, low capacity utilization and greater worker productivity should help to keep a lid on inflation over the longer term. The probable result of these conflicting market forces, in our judgment, is a U.S. bond market that trades primarily within a relatively well-defined range and favors higher-quality bonds, but that may occasionally overshoot in both directions.

In uncertain markets such as these, the fixed-income investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy your income and capital preservation needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus Mortgage Shares perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund achieved a total return of 8.98% and distributed aggregate income dividends totaling $0.5003 per share.[1] The fund's benchmark, the Lehman Brothers Fixed Rate Mortgage Backed Securities Index, achieved a total return of 5.57% for the same period.[2] In addition, the average total return of all funds reported in the Lipper U.S. Mortgage Funds category was 4.51%.[3]

Mortgage-backed securities produced relatively attractive returns over the reporting period as mortgage rates began to rise and refinancing activity abated from previous record levels. The fund produced a higher return than its benchmark and Lipper category average, primarily due to income and price gains among its privately issued holdings, including non-agency residential mortgages, commercial mortgage-backed securities and asset-backed securities.

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital. The fund invests at least 80% of its assets in mortgage-related securities. The remainder may be allocated to other fixed-income securities, including asset-backed and U.S. government agency securities, U.S. Treasuries and repurchase agreements.

We use a four-step investment approach:

- *Prepayment trend analysis.* We carefully review the extent to which homeowners are likely to prepay their mortgages because of home sales or refinancing, since a sharp increase or decrease in this trend would adversely affect returns provided by the fund's mortgage-backed holdings.
- *Option-adjusted spread analysis.* This analytical tool compares the early redemption or extension characteristics of different mortgage-backed securities with other securities, such as U.S. Treasuries. This analysis helps us measure the relative risk that different types of mortgage-backed securities may have versus their expected total return.

- *Cash flow structure analysis.* This helps us determine the predictability and security of cash flows provided by different bond structures. We analyze the benefits of 15- and 30-year fixed-rate securities along with adjustable-rate mortgage securities ("ARMs"). Also, within the GNMA market, we analyze project loans that offer cash flow protection from loan prepayments.
- *Total-rate-of-return scenarios.* We calculate expected rates of return for each security relative to U.S. Treasury securities under different interest-rate scenarios over a six-month time frame. This helps us estimate which securities are likely to provide above-average returns in any given interest-rate environment.

What other factors influenced the fund's performance?

Mortgage-backed securities generally fared well over the reporting period in a market environment characterized by a recovering economy, low inflation and, during the reporting period's second half, rising short-term interest rates. When the economy gained momentum early in the reporting period, 30-year mortgage rates began to rise from their previous low levels, and the number of homeowners seeking to refinance their existing mortgages declined, moving closer to historical norms. A lower rate of prepayments helped support prices of mortgage-backed securities, enabling them to rank among the better-performing sectors of the bond market.

As the market rallied, the yield differences between shorter-term and longer-term mortgage-backed securities generally widened, creating opportunities for higher income and potential capital appreciation among longer-term securities. This trend helped attract investments from banks and other institutional investors, which turned to mortgage-backed securities as higher-yielding alternatives to U.S. Treasury securities. Robust demand from these institutions helped further support mortgage-backed securities prices.

However, portions of the mortgage-backed securities market were hurt during the reporting period by allegations of accounting irregularities at Fannie Mae, one of the nation's largest purchasers of mortgages for securitization. As a result, mortgage-backed securities issued by Fannie Mae tended to produce lower returns than securities issued by other government-sponsored enterprises, including Ginnie Mae.

In this environment, the fund benefited from its focus on Ginnie Mae securities over those issued by Fannie Mae as well as its holdings of collateralized mortgage-obligations that tend to be relatively insensitive to changing interest rates. In addition, the fund achieved strong results from its investments in commercial mortgages, asset-backed securities and non-agency residential mortgages. Because these securities tend to be more sensitive to their issuers' credit quality than to interest-rate trends, they fared well when business conditions improved in a stronger economy.

What is the fund's current strategy?

Less than two weeks after the close of the reporting period, the Federal Reserve Board increased short-term interest rates for the fourth time since June 2004. Historically, moderately rising interest rates have helped keep prepayment rates low, providing a measure of support for prices of mortgage-backed securities.

As of the end of the reporting period, we have reduced the fund's holdings of commercial mortgage-backed securities, locking in gain and redeploying assets to mortgage pass-through securities from U.S. government agencies. Accordingly, the fund ended the reporting period with approximately half of its assets invested in pass-through securities, with the remainder allocated to collateralized mortgage obligations, commercial mortgages, project loans, asset-backed securities and non-agency residential mortgages. In our view, this mix positions the fund well for the next phase of the economic cycle.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Fixed Rate Mortgage Backed Securities Index tracks the performance of the mortgage pass-through securities of Fannie Mae (FNMA), Freddie Mac (FHLMC) and Ginnie Mae (GNMA). The index groups securities of individual pools of mortgage-backed securities into generic aggregates with each aggregate representing the outstanding pools for a given agency, program, issue year and coupon. The index does not include buydowns, graduated equity mortgages, project loans and CMOs. Securities that are included in the index are fixed-rate securities with a weighted average maturity of at least one year and at least $150 million par amount outstanding.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Mortgage Shares and the Lehman Brothers Fixed Rate Mortgage Backed Securities Index

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	From Inception
Fund	**6/10/02**	**8.98%**	**7.82%**

†   Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Dreyfus Mortgage Shares on 6/10/02 (inception date) to a $10,000 investment made in the Lehman Brothers Fixed Rate Mortgage Backed Securities Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index tracks the performance of the mortgage pass-through securities of Fannie Mae (FNMA), Freddie Mac (FHLMC) and Ginnie Mae (GMNA). The Index groups securities of individual pools of mortgage-backed securities into generic aggregates with each aggregate representing the outstanding pools for a given agency, program, issue year and coupon. The Index does not include buydowns, graduated equity mortgages, project loans, and CMOs. Securities that are included in the Index are fixed-rate securities with a weighted average maturity of at least one year and at least $150 million par amount outstanding. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

No expenses or fees are borne by the fund pursuant to contractual arrangements under which the fund itself is not charged any expenses or fees. Shares of the fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers (financial representatives). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative, which is not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Mortgage Shares from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 0
Ending value (after expenses)	$1,035.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 0
Ending value (after expenses)	$1,025.14

† Expenses are equal to the fund's annualized expense ratio of .00%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2004

Bonds and Notes—89.6%	Principal Amount ($)		Value ($)
Asset-Backed-Ctfs./Automobile Receivables—.4%			
Navistar Financial Corp. Owner Trust,			
Ser. 2001-A, Cl. B, 5.59%, 2008	71,923		**72,079**
Asset—Backed Ctfs./Credit Cards—.4%			
MBNA Master Credit Card Note Trust,			
Ser. 2002-C1, Cl. C1, 6.8%, 2014	59,000		**65,836**
Asset-Backed Ctfs./Home Equity Loans—2.2%			
Ameriquest Mortgage Securities,			
Ser. 2003-11, Cl. AF4, 5.07%, 2034	200,000		206,004
Conseco Finance,			
Ser. 2001-D, Cl. A4, 5.53%, 2032	23,228		23,844
Equity One ABS,			
Ser. 2004-3, Cl. AF3, 4.265%, 2034	128,000		129,018
			358,866
Commercial Mortgage Pass-Through Ctfs.—5.8%			
Banc of America Structured Notes,			
Ser. 2002-1A, Cl. A, 4.84%, 2014	200,000	a,b	194,344
COMM,			
Ser. 2001-FL5A, Cl. G, 2.62%, 2013	200,000	a,b	160,125
CS First Boston Mortgage Securities,			
Ser. 1998-C1, Cl. A1A, 6.26%, 2040	44,842		45,660
Saxon Asset Securities Trust,			
Ser. 2004-2, Cl. AF2, 4.15%, 2035	185,000		186,417
Wachovia Bank Commercial Mortgage Trust:			
Ser. 2002-WHL, Cl.L, 4.87%, 2015	250,000	a,b	244,865
Ser. 2003-WHL2, Cl. K, 5.37%, 2013	127,000	a,b	126,249
			957,660
Residential Mortgage Pass-Through Ctfs.—18.2%			
Bank of America Mortgage Securities II,			
Ser. 2003-1, Cl. B4, 5.25%, 2018	91,849	a	93,282
Bank of America Mortgage Securities III:			
Ser. 2003-8, Cl. B4, 5.5%, 2033	247,699	a	214,027
Ser. 2003-10, Cl. B4, 5%, 2019	95,159	a	86,395
Ser. 2004-3, Cl. B5, 4.875%, 2019	127,482	a	98,082
Ser. 2004-3, Cl. B6, 4.875%, 2019	128,690	a	48,339
Cendant Mortgage:			
Ser. 2002-11P, Cl. B5, 5.54%, 2032	91,732		74,497
Ser. 2003-2P, Cl. B5, 5.48%, 2033	112,696		89,162

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)		
Countrywide Home Loans:		
Ser. 2003-15, Cl. B4, 4.874%, 2018	281,372 a	232,308
Ser. 2003-18, Cl. B3, 5.5%, 2033	294,469	272,089
Ser. 2003-18, Cl. B5, 5.5%, 2033	981,562	315,219
GMAC Mortgage Loan Trust:		
Ser. 2003-J3, Cl. B3, 5%, 2018	279,646 a	118,262
Ser. 2003-J10, Cl. B2, 4.75%, 2019	199,716 a	156,118
Ser. 2003-J10, Cl. B3, 4.75%, 2019	100,301 a	39,077
Ser. 2004-J1, Cl. B3, 5.5%, 2034	530,469 a	184,473
Residential Asset Securitization Trust:		
Ser. 2003-A12, Cl. B5, 5%, 2018	79,837 a	63,973
Ser. 2003-A12, Cl. B6, 5%, 2018	159,739 a	65,892
Residential Funding Mortgage Securities I:		
Ser. 2003-S1, Cl. B2, 5%, 2018	139,660 a	117,510
Ser. 2003-S8, Cl. B1, 5%, 2018	236,815 a	218,769
Ser. 2004-S3, Cl. B2, 4.75%, 2019	111,082 a	85,030
Ser. 2004-S3, Cl. B3, 4.75%, 2019	222,277 a	78,909
Washington Mutual,		
Ser. 2003-S7, Cl. B5, 4.5%, 2018	190,339 a	147,721
Wells Fargo Mortgage Backed Securities Trust:		
Ser. 2004-3, Cl. B5, 4.75%, 2019	243,430 a	187,247
Ser. 2004-3, Cl. B6, 4.75%, 2019	121,856 a	45,440
		3,031,821
U.S. Government—10.2%		
U.S. Treasury Notes:		
3.5%, 8/15/2009	338,000 c	341,603
3.375%, 9/15/2009	776,000	779,457
4.25%, 8/15/2014	564,000	574,129
		1,695,189
U.S. Government Agencies/Mortgage-Backed—52.4%		
Federal Home Loan Mortgage Corp., REMIC, Multi-class Mortgage Participation Ctfs. (Interest Only Obligation):		
Ser. 2574, Cl. IB, 5.5%, 5/15/2026	106,572 d	9,495
Ser. 2621, Cl. IO, 5%, 1/15/2026	935,811 d	101,856
Ser. 2638, Cl. IC, 5%, 5/15/2022	315,400 d	43,209
Ser. 2638, Cl. IN, 5%, 1/15/2019	1,000,000 d	99,831

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Federal National Mortgage Association:		
6%, 11/1/2032-9/2/2034	320,996	333,406
6.5%, 7/1/2032	315,060	331,933
REMIC Trust, Gtd. Pass-Through Ctfs. (Interest Only Obligation)		
Ser. 2002-76, Cl. PI, 5.5%, 12/25/2025	219,594 d	7,913
Government National Mortgage Association I:		
5%	932,000 e	934,908
5.5%, 6/15/2033-4/15/2034	2,131,630	2,185,661
6%	1,335,000 e	1,387,973
6%, 3/15/2033-9/15/2034	871,654	907,663
6.5%, 3/15/2031	43,178	45,750
Government National Mortgage Association II:		
5.5%	1,824,000 e	1,863,473
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	345,000	362,358
(Interest Only Obligation)		
Ser. 2003-62, Cl. GI, 5%, 4/20/2025	1,418,624 d	99,505
		8,714,934
Total Bonds and Notes (cost $14,751,412)		**14,896,386**

Other Investments−24.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,104,000)	4,104,000 f	**4,104,000**

Short-Term Investments—5.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
1.59%, 11/26/2004 (cost $874,033)	875,000	**873,968**
Total Investments (cost $19,729,445)	**119.5%**	**19,874,354**
Liabilities, Less Cash and Receivables	**(19.5%)**	**(3,246,343)**
Net Assets	**100.0%**	**16,628,011**

^a   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At October 31, 2004, these securities amounted to $3,006,437 or 18.1% of net assets.*

^b   *Variable rate security—interest rate subject to periodic change.*

^c   *Partially held by a broker as collateral for open financial futures positions.*

^d   *Notional face amount shown.*

^e   *Purchased on a forward commitment basis.*

^f   *Investment in affiliated money market mutual fund.*

Portfolio Summary†

	Value (%)		Value (%)
U.S. Government Agencies/ Mortgage Backed	52.4	U.S. Government Securities	10.2
Short Term/Money Market Investments	29.9	Futures Contracts	.1
Asset/Mortgage Backed Securities	27.0		**119.6**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2004 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	14	1,589,875	December 2004	16,625
U.S. Treasury 30 Year Bonds	7	796,906	December 2004	17,445
Financial Futures Short				
U.S. Treasury 2 Year Notes	1	211,766	December 2004	(109)
U.S. Treasury 5 Year Notes	43	4,789,125	December 2004	(21,641)
				12,320

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	15,625,445	15,770,354
Affiliated issuers	4,104,000	4,104,000
Cash		399,297
Receivable for investment securities sold		1,275,363
Receivable for shares of Beneficial Interest subscribed		260,000
Dividends and Interest receivable		94,510
Paydowns receivable		8,813
Receivable for futures variation margin–Note 4		531
		21,912,868
Liabilities ($):		
Payable for investment securities purchased		**5,284,857**
Net Assets ($)		**16,628,011**
Composition of Net Assets ($):		
Paid-in capital		16,048,922
Accumulated undistributed investment income–net		87,262
Accumulated net realized gain (loss) on investments		334,598
Accumulated net unrealized appreciation (depreciation) on investments (including $12,320 net unrealized appreciation on financial futures)		157,229
Net Assets ($)		**16,628,011**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		1,257,699
Net Asset Value, offering and redemption price per share ($)		**13.22**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Interest	619,758
Dividends;	
Affiliated issuers	32,361
Total Income	**652,119**
Expenses;	
Management and Administration fee	56,049
Less−expenses waived−Note 3(a)	(56,049)
Net Expenses	**−**
Investment Income−Net	**652,119**
Realized and Unrealized Gain (Loss) on Investments−Note 4 ($):	
Net realized gain (loss) on investments	325,632
Net realized gain (loss) on financial futures	(81,322)
Net realized gain (loss) on options transactions	(1,088)
Net Realized Gain (Loss)	**243,222**
Net unrealized appreciation (depreciation) on investments (including $35,023 net unrealized appreciation on financial futures)	207,726
Net Realized and Unrealized Gain (Loss) on Investments	**450,948**
Net Increase in Net Assets Resulting from Operations	**1,103,067**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income—net	652,119	261,335
Net realized gain (loss) on investments	243,222	159,887
Net unrealized appreciation (depreciation) on investments	207,726	(36,224)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,103,067**	**384,998**
Dividends to Shareholders from ($):		
Investment income—net	(520,744)	(295,319)
Net realized gain on investments	(97,557)	(154,991)
Total Dividends	**(618,301)**	**(450,310)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	18,481,470	1,856,501
Dividends reinvested	263,994	350,125
Cost of shares redeemed	(10,153,412)	(941,853)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**8,592,052**	**1,264,773**
Total Increase (Decrease) in Net Assets	**9,076,818**	**1,199,461**
Net Assets ($):		
Beginning of Period	7,551,193	6,351,732
End of Period	**16,628,011**	**7,551,193**
Undistributed investment income—net	87,262	29,597
Capital Share Transactions (Shares):		
Shares sold	1,417,290	145,832
Shares issued for dividends reinvested	20,540	27,747
Shares redeemed	(772,762)	(74,239)
Net Increase (Decrease) in Shares Outstanding	**665,068**	**99,340**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,		
	2004	2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	12.74	12.88	12.50
Investment Operations:			
Investment income—net[b]	.60	.48	.13
Net realized and unrealized gain (loss) on investments	.52	.22	.35
Total from Investment Operations	1.12	.70	.48
Distributions:			
Dividends from investment income—net	(.50)	(.54)	(.10)
Dividends from net realized gain on investments	(.14)	(.30)	–
Total Distributions	(.64)	(.84)	(.10)
Net asset value, end of period	13.22	12.74	12.88
Total Return (%)[c]	8.98	5.70	3.92[d,e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.40	.40	.40
Ratio of net expenses to average net assets	.00	.00	.00
Ratio of net investment income to average net assets	4.65	3.75	1.07[d]
Portfolio Turnover Rate	578.25[f]	663.24	423.74[d]
Net Assets, end of period ($ x 1,000)	16,628	7,551	6,352

[a] From June 6, 2002 (commencement of operations) to October 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.
[d] Not annualized.
[e] Calculated based on net asset value on the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.
[f] The portfolio turnover rate excluding mortgage dollar roll transactions was 285.49%.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Mortgage Shares (the "fund") is a separate non–diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, and options,) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On October 29, 2004, the Board of Trustees declared a cash dividend of $.046 per share from undistributed investment income-net, payable on November 1, 2004 (ex-dividend date), to shareholders of record as of the close of business on October 29, 2004.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $454,560 and unrealized appreciation $124,529.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003 were as follows: ordinary income $618,301 and $447,210, and long term capital gains $0 and $3,100, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for pay-down gains and losses, the fund decreased accumulated undistributed investment income–net by $73,710 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under either line of credit.

NOTE 3—Management fee, Administration fee and Other Transactions With Affiliates:

(a) The Board of Trustees approved a Management Agreement with the Manager under which the Manager serves as investment manager of the fund, and the fund does not pay a fee to the Manager for these services. The Board of Trustees also approved an Administration Agreement with the Distributor under which the Distributor serves as administrator, and the fund does not pay a fee to the Distributor for these services. However, for financial reporting purposes only, the fund's statement of operations will reflect an imputed unitary fee for services provided to the fund, currently at a maximum annual rate of .40 of 1% of the value of the fund's average daily net assets. The operating expenses of the fund are the responsibility of the Distributor (not the fund).

(b) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and option transactions, during the period ended October 31, 2004, amounted to $82,333,667 and $76,049,033, respectively, of which $38,374,288 in purchases and $38,502,929 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2004, are set forth in the Statement of Financial Futures.

At October 31, 2004, the cost of investments for federal income tax purposes was $19,736,428; accordingly, accumulated net unrealized appreciation on investments was $137,926, consisting of $271,915 gross unrealized appreciation and $133,989 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Mortgage Shares

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Mortgage Shares (one of the funds comprising Dreyfus Fixed Income Securities) as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of October 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Mortgage Shares at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 9, 2004

Joseph S. DiMartino (61)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

———————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

———————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

———————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 27 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 74 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Mortgage Shares
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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